THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. OLYMPIA TRUST COMPANY (THE “DEPOSITARY”) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL (SEE THE BACK PAGE OF THIS DOCUMENT FOR ADDRESSES AND TELEPHONE NUMBERS).

LETTER OF TRANSMITTAL
TO ACCOMPANY CERTIFICATES
OF COMMON SHARES OF

ZI CORPORATION

Pursuant to a plan of arrangement involving Zi Corporation, the shareholders of
Zi Corporation, Nuance Communications, Inc. and Nuance Acquisition ULC

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders of common shares (“Common Shares”) of Zi Corporation (“Zi”) in connection with the proposed plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) of Zi, the shareholders of Zi, Nuance Communications, Inc. and Nuance Acquisition ULC. Capitalized terms used in this Letter of Transmittal, unless otherwise defined, shall have the meanings ascribed to them in the Information Circular and Proxy Statement dated March 12, 2009 (the “Information Circular”) with respect to the Arrangement.

At the Effective Time, Zi Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Zi Share, $0.34 in cash subject to an adjustment as described in the Information Circular, without interest and less applicable withholding taxes, and approximately $0.35 in shares of Nuance Common Stock.

In order for Zi Shareholders to receive payment of the consideration under the Arrangement (“Arrangement Consideration”) comprised of Cash Consideration and Equity Consideration, Zi Shareholders are required to deposit the certificate(s) representing the Common Shares held by them with the Depositary. This Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited under the Arrangement. Zi and Nuance, collectively, reserve the right, if they so elect in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Please read carefully the Information Circular and the instructions set out below before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 4.

This Letter of Transmittal together with the certificate(s) for Common Shares not already in the possession of Zi being deposited herewith (the “Deposited Shares”) should be delivered in person (which is recommended) or sent by registered mail to the Depositary at the address set forth on the last page hereof in order to be exchanged for the Arrangement Consideration.

DESCRIPTION OF COMMON SHARES TRANSMITTED (if space is insufficient, please attach a signed list (see instruction 3))
Certificate Number(s)	Name(s) of Registered Zi Shareholder(s)	Number of Common Shares*

*Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

To:	Nuance Communications Inc.
And to:	Nuance Acquisitions ULC
And to:	Olympia Trust Company

The undersigned registered holder(s) of Common Shares (the “Zi Shareholder(s)”) hereby represents and warrants that (i) the Zi Shareholder is the owner of the Deposited Shares represented by the certificate(s) described above, (ii) has good title to those Deposited Shares free and clear of all liens, charges, encumbrances and adverse interests, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Arrangement Consideration with respect to the Deposited Shares is deemed to be paid to the undersigned, neither Zi nor Nuance or any of their respective successors will be subject to any adverse claim in respect of such Deposited Shares, (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person, (v) the surrender of the undersigned’s Deposited Shares complies with applicable laws, and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Calgary time) on the last Business Day preceding the Meeting date or, if the Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the last Business Day preceding the date of the reconvened or postponed Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares, except pursuant to the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The certificate(s) described above are enclosed or are already in the possession of Zi and the Zi Shareholder irrevocably deposits the Deposited Shares in exchange for the Arrangement Consideration pursuant to the Arrangement. The Zi Shareholder transmits the certificate(s) described above representing Deposited Shares to be dealt with in accordance with this Letter of Transmittal.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Zi.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Zi.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the Arrangement is consummated and until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on the Arrangement Consideration payable for the Deposited Shares. The undersigned further represents and warrants that the payment of the Arrangement Consideration in respect of the Deposited Shares will completely discharge any obligations of Zi, Nuance, Subco and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

Unless otherwise indicated in this Letter of Transmittal under Box A “Special Registration Instructions”, the Zi Shareholder requests that the Depositary issue the certificate(s) for shares of Nuance Common Stock forming part of the Arrangement Consideration in the name(s) of the Zi Shareholder(s). Similarly, unless otherwise indicated under Box B “Special Delivery Instructions”, the Zi Shareholder requests that the Depositary send the Arrangement Consideration by mail, postage pre-paid, or in the case of postal disruption, by such other means as the Depositary deems prudent to the Zi Shareholder at the address specified herein. If no address is specified, the Zi Shareholder acknowledges that the Depositary will forward the Arrangement Consideration to the address of the Zi Shareholder as shown on the share register maintained by Zi.

BOX A	BOX B
SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4 below)	(See Instruction 4 below)

To be completed ONLY if the Arrangement Consideration is to be issued in the name of someone other than the person(s) indicated below under Box E “Zi Shareholder Signature(s)”. If this box is completed, the signature must be guaranteed.

To be completed ONLY if the Arrangement Consideration is to be sent to someone other than the person(s) indicated below under Box E “Zi Shareholder Signatures” or to such persons at an address other than that appearing below. If the box is completed, the signature must be guaranteed.

In the Name of	In the Name of
(please print)	(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

Social Insurance Number or U.S. Resident Taxpayer
Identification Number (must be provided)

BOX C

[ ]

Check here if the Arrangement Consideration is to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited. (See back page for address and telephone numbers.)

BOX D

THIS BOX TO BE COMPLETED BY ALL ZI SHAREHOLDERS

(See Instruction 9 below)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

[ ]	The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

OR

[ ]	The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Zi Shareholder that is either (A) a person whose address (as it appears on Zi’s register of Shareholders) is located within the United States or any territory or possession thereof or is providing an address that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

BOX E

ZI SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under	Dated: _______________________________, ___
Instructions 1 and 4 below):

Authorized Signature	Signature of Zi Shareholder or Authorized Representative
(see Instructions 1 and 4 below)
(Note: If you are a U.S. Shareholder, please complete
the below Substitute Form W-9)

Name of Guarantor (please print or type)	Address of Zi Shareholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Zi Shareholder

Facsimile Number of Zi Shareholder

Social Insurance Number or U.S. Resident
Taxpayer Identification Number (must be provided)

Name of Zi Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9	Part 1 - Please provide your name and address in the boxes at right.
Name
Department of the Treasury Internal Revenue Service	Taxpayer Identification Number (“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.
Address
Request for Taxpayer Identification Number and
Certification		Social Security Number(s)
	Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	(If awaiting TIN, write “Applied For”)
OR

Employer Identification Number(s)
(If awaiting TIN, write “Applied For”)

Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Guidelines):

Part 3 - Certification -Under penalties of perjury, I certify that:

	(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

	(2)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

	(3)	I am one of the following: (a) a U.S. citizen; (b) a U.S. resident alien; (c) a partnership, corporation, company or association created or organized in the United States or under the laws of the United States; (d) any estate (other than a foreign estate); or (e) a domestic trust (as defined in Treasury Regulation section 301.7701-7).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

	Signature of U.S. person _____________________	Date _______________	, 200__

Note: Failure to furnish your correct TIN may result in a US$50 penalty imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TIN

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds paid to me will be withheld, but that such amount will be refunded to me if I then provide a TIN within 60 days.

Signature _____________________________________	Date ________________________________________, 200__

INSTRUCTIONS

1.

Guarantee of Signatures

The signature guarantee on this Letter of Transmittal is not required if: (a) this Letter of Transmittal is signed by the Zi Shareholder(s) of the Deposited Shares certificate(s) transmitted by this Letter of Transmittal, unless the Zi Shareholder has completed either Box A entitled “Special Registration Instructions” or Box B entitled “Special Delivery Instructions”; or (b) the Common Shares are transmitted for the account of an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, by a member of a recognized Medallion Guarantee Program (Securities Transfer Association Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Inc. Medallion Signature Program) or in some other manner satisfactory to the Depositary. See also Instruction 4.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory, Inc. or banks and trust companies in the United States.

2.

Delivery of Letter of Transmittal and Certificates

This Letter of Transmittal is to be completed by the registered holder of the certificate(s) representing Deposited Shares submitted with this Letter of Transmittal. Certificates of all Deposited Shares, unless such certificates are already in the possession of Zi, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form, should be received by the Depositary at the address set forth on the last page hereof in order to facilitate prompt delivery of the Arrangement Consideration commencing on or after the Effective Date of the Arrangement. The method of delivery of the certificate(s) representing Common Shares is at the option and risk of the person transmitting the certificate(s). Zi recommends that these documents be delivered by hand to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgment of receipt requested). Zi Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Common Shares.

3.

Inadequate Space

If the space provided in this Letter of Transmittal is inadequate, the certificate number(s) and the number of Common Shares represented by the certificate(s) should be listed on a separate list attached to this Letter of Transmittal, which separate list must be signed by the Zi Shareholder(s).

4.

Signatures on Letter of Transmittal, Powers and Endorsements

If this Letter of Transmittal is signed by the registered securityholder of the Common Shares certificate(s) transmitted by this Letter of Transmittal, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Common Shares transmitted by this Letter of Transmittal are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any transmitted Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates. If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal is signed by the registered securityholder(s) evidenced by the certificate(s) listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required unless the certificate(s) for shares of Nuance Common Stock forming part of the Arrangement Consideration are to be issued to a person other than the Zi Shareholder(s). Signatures on those certificate(s) or powers must be guaranteed in the manner specified in Instruction 1. If this Letter of Transmittal is signed by a person other than the registered securityholder(s) evidenced by certificate(s) listed and submitted by this Letter of Transmittal, the certificate(s) must be endorsed or accompanied by appropriate security transfer powers, in either case signed exactly as the name or names of the Zi Shareholder(s) appear on the certificate(s). Signatures on such certificate(s) or powers must be guaranteed in the manner specified in Instruction 1.

5.

Special Registration and Delivery Instructions

If the certificate(s) for shares of Nuance Common Stock forming part of the Arrangement Consideration are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificate(s) are to be sent to someone other than the person(s) signing this Letter of Transmittal or if the certificate(s) are to be sent to an address other than that shown herein, the appropriate boxes on this Letter of Transmittal should be completed. If the certificate(s) for shares of Nuance Common Stock forming part of the Arrangement Consideration are to be issued in different names, attach duly completed copies of Box A “Special Registration Instructions” appearing on page 2 clearly indicating which instructions apply to each type of certificate.

6.

Fractional shares of Nuance Common Stock

No fractional shares of Nuance Common Stock will be issued pursuant to the Arrangement. Where the aggregate number of shares of Nuance Common Stock to be issued to a Zi Shareholders would result in a fraction of a share of Nuance Common Stock being issued, if such fraction is 0.5 or higher, such fraction shall be rounded up, and if such fraction is less than 0.5, such fraction shall be rounded down, in each case to the nearest whole number.

7.

Lost, Destroyed and Stolen Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Depositary together with a letter stating the loss. The Depositary will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

8.

Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for the Deposited Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions. If no address is provided, the certificate(s) for the Deposited Shares will be mailed to the depositing Zi Shareholder at the address of the Zi Shareholder as it appears on Zi's register of shareholders.

9.

Important Tax Information

In all cases, Box D should be completed. The Depositary will not distribute any funds to Zi Shareholders until the information in Box D is provided.

The tax consequences of the Arrangement to holders of Zi Common Shares are complex, and depend upon each Zi Shareholder’s particular circumstances. You are urged to consult your own tax advisors regarding the tax consequences of the Arrangement to you, including the tax consequences that may pertain if Zi were a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for securities must provide the Depositary with his correct Taxpayer Identification Number (“TIN”). If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, a holder of securities may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) with respect to Common Shares deposited, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number or TIN (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below.

You are a U.S. person if you are, for U.S. federal income tax purposes, an individual citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person. Special rules apply to partnerships and other pass-through entities.

Each depositing U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute FormW-9, which is attached below, and to certify under penalties of perjury that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person’s U.S. Social Security number (if such person is an individual) or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Common Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Common Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write “Applied For” on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes “Applied For” on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment of gross proceeds made to such U.S. person. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

If the Substitute Form W-9 is not applicable to a Zi Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary.

Backup withholding is not an additional tax. Amounts withheld are creditable against the Zi Shareholder’s regular U.S. federal income tax liability, and any amount over-withheld generally will be refundable to the Zi Shareholder if the Zi Shareholder properly files a U.S. federal income tax return.

Each holder of Common Shares is urged to consult such holder’s own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, ZI SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH ZI SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH ZI SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH ZI SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

10.

Requests for Assistance or Additional Copies

Questions and requests for assistance with respect to this Letter of Transmittal may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained upon request without charge from the Depositary at the telephone number(s) and address set forth on the last page of this Letter of Transmittal.

11.

Late Delivery

Zi Shareholders must submit a properly completed Letter of Transmittal and certificate(s) prior to the sixth anniversary of the Effective Date of the Arrangement to avoid losing their entitlement to the Arrangement Consideration to be issued under the Arrangement.

12.

Miscellaneous

(a)	If, Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)	No alternative, conditional or contingent deposits of Deposited Shares will be accepted.

(c)

Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified herein. This Letter of Transmittal is also available at the website maintained by the Canadian Securities Administrators under Zi’s profile at www.sedar.com.

(d)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Information Circular and discuss any questions with a tax advisor.

(e)

Zi and Nuance, collectively, reserve the right, if they so elect in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part 1 of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701 -3, enter the owner's name on the “Name” line. Enter the LLC's name on the “Business name” line. If you are an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line, and any business, trade, or DBA name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Part 1 - Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if applicable). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN. Do not enter the disregarded entity’s EIN.

Note: See the chart below for further clarification of name and TIN combinations

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Part 2 - Exempt from Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest, dividends and broker transactions.

Note: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(0(2),

2.	The United States or any of its agencies or instrumentalities,

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.	A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.	An international organization or any of its agencies or instrumentalities,

6.	A corporation,

7.	A foreign central bank of issue,

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.	A futures commission merchant registered with the Commodity Futures Trading Commission,

10.	A real estate investment trust,

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.	A common trust fund operated by a bank under section 584(a), and

13.	A financial institution.

Exempt payees described above should file the Substitute Form W-9 to avoid possible erroneous backup withholding. Exempt payees should file the Substitute Form W-9 with the payer, furnish your taxpayer identification number and check the box marked “exempt” in Part 2 of the form.

Part 3 - Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if any of the items below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part 1 should sign (when required).

1.	Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.

Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out Item 2 in the certification before signing the form.

3.

Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TW. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TW to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Guidelines for Determining the Proper Identification Number to Give the Payee (You)

To Give the Depositary - Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:		Give the Taxpayer Identification Number of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship account or disregarded entity owned by an individual	The owner(3)

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporate account or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)

You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayers identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

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Offices of the Depositary:

By Mail

Olympia Trust Company
Suite 2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

By Registered Mail, Hand or by Courier

Calgary	Toronto

Olympia Trust Company	Olympia Transfer Services Inc.
Suite 2300, 125 - 9th Avenue S.E.	Suite 920, 120 Adelaide Street West
Calgary, Alberta T2G 0P6	Toronto, Ontario M5H 1T1

Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance with completing the Letter of Transmittal may be directed to the
Depositary at:

Toll Free Telephone (within Canada and the U.S.): 1-888-353-3138
Telephone: (403) 261-0900
Facsimile: (403) 265-1455
E-mail: corporateactions@olympiatrust.com